SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549

                           ______


                         FORM 11-K



(Mark One):

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

     For the fiscal year ended:  December 31, 1993

                             OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

     For the transition period from:  _________ to ________.

Commission File Number:  0-6430

A.   Full title of the plan:  Savings and Protection Plan For
     Employees of Owens & Minor, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Owens & Minor, Inc.
               4800 Cox Road
               Glen Allen, VA  23060




        Financial Statements, Schedules and Exhibits


Financial Statements                                 Page #

     Statements of Net Assets Available for Plan
      Benefits at December 31, 1993 and 1992             5


     Statements of Changes in Net Assets Available

     for Plan Benefits for the years ended
     December 31, 1993 and 1992                          6


     Notes to Financial Statements                    7-12



Schedules

     Schedule of Assets Held for Investment Purposes
     at December 31, 1993                               13


     Schedule of Reportable Transactions for the
     year ended December 31, 1993                    14-15



Exhibits

     Consent of Independent Auditors                    19


                         Form 11-K
                       Exhibit Index


Exhibit #           Description                          Page #

    1               Consent of KPMG Peat Marwick          19
                   independent auditors



Independent Auditors' Report


The Board of Directors
Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings and Protection Plan for Employees of Owens & Minor, Inc. as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Savings and Protection Plan for Employees of Owens & Minor, Inc. as of December 31, 1993 and 1992 and the changes in net assets available for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick

June 14, 1994



                                          SAVINGS AND PROTECTION PLAN FOR EMPLOYEES OF OWENS & MINOR, INC.

                                    Statements of Net Assets Available for Plan Benefits (with Fund Information)

                                                         December 31, 1993 and 1992

                                                                                                    1993

                                                                      Owens &
                                                                    Minor, Inc.
                                                       Insurance       common
                                                       contracts       stock         Mutual       Balanced        Bond
        Loan
                                                         fund           fund          fund          fund          fund
        fund          Total
Assets:
 Investments, at fair value:
   Insurance contracts (note 3)                        $4,543,811          -           -                -          -
         -           $4,543,811
   Owens & Minor, Inc. common stock (cost of
     $738,348 in 1993 and $427,867 in 1992)
     (notes 3 and 6)                                       -          1,407,807         -               -           -
         -             1,407,807
   Mutual fund (cost of $5,315,727 in 1993 and
     $3,376,012 in 1992) (note 3)                          -               -        5,901,036           -
         -           5,901,036
   Collective trust funds (cost of $2,863,185 in 1993
     and $1,514,852 in 1992) (note 3)                   2,555,109           -            -          370,108       147,341
           -          3,072,558
   Cash equivalents (cost approximates fair
     value)                                               269,719        33,321       152,335         7,181         5,765
            -         468,321

        Total investments                               7,368,639     1,441,128     6,053,371       377,289       153,106
          -         15,393,533

 Cash                                                       -             -               -            24,435         4,770
      7,335           36,540
 Receivables:
   Loans                                                   -              -                -                -               -
        631,619         631,619
   Contributions                                           -             -                -               -           -
         -              -
   Dividends and interest                                     691            35           175            22            17
          -                 940
   Receivable from (payable to) other funds               461,012       (35,415)     (300,163)     (124,118)      (10,651)
         9,355              -
        Total receivables                                 461,703       (35,380)     (299,988)     (124,096)      (10,634)
        640,954         632,559
        Total assets                                    7,830,342     1,405,748     5,753,383       277,628       147,242
        648,289        16,062,632
Liabilities - administrative expenses payable              15,761         2,344         9,652           460           213
           -             28,430

Net assets available for plan benefits (note 8)        $7,814,581     1,403,404     5,743,731       277,168       147,029
       648,289          16,034,202
Net assets due to participants (note 8)                    31,417         1,485        29,516           119           -
          -                62,537

Net assets available for future plan benefits           7,783,164     1,401,919     5,714,215       277,049       147,029
       648,289          15,971,665
Net assets available for plan benefits                 $7,814,581     1,403,404     5,743,731       277,168       147,029
       648,289          16,034,202

                                                                                                    1992
Assets:
 Investments, at fair value:
   Insurance contracts (note 3)                         4,684,875         -             -               -             -
       225,326          4,910,201
   Owens & Minor, Inc common stock
      (cost of
     $738,348 in 1993 and $427,867 in 1992)
     (notes 3 and 6)                                        -           654,458           -            -            -
          -                654,458
   Mutual fund (cost of $5,315,727 in 1993 and
     $3,376,012 in 1992) (note 3)                           -              -        3,523,312           -            -
          -              3,523,312
   Collective trust funds (cost of $2,863,185 in 1993
     and $1,514,852 in 1992) (note 3)                   1,613,061          -              -             -             -
            -           1,613,061
   Cash equivalents (cost approximates fair
     value)                                                13,723         1,838           320          -             -
       308,930          324,811
        Total investments                               6,311,659       656,296     3,523,632        -             -
       534,256        11,025,843
 Cash                                                      -               -               -         -             -
         -               -
 Receivables:
   Loans                                                  -                -             -            -            -
      466,808         466,808
   Contributions                                          118,019        14,408        70,076         -             -
         -              202,503
   Dividends and interest                                      29           -          111,504       -            -
         867           112,400
   Receivable from (payable to) other funds               (60,392)       59,685        20,165        -            -
       (19,458)          -
        Total receivables                                  57,656        74,093       201,745        -             -
        448,217       781,711
        Total assets                                    6,369,315       730,389     3,725,377        -             -
       982,473       11,807,554
Liabilities - administrative expenses payable               8,975           938         5,187        -             -
         1,962       17,062
Net assets available for plan benefits (note 8)         6,360,340       729,451     3,720,190        -             -
        980,511       11,790,492
Net assets due to participants (note 8)                    97,570         1,401        16,576        -             -
          5,059       120,606
Net assets available for future plan benefits           6,262,770       728,050     3,703,614        -             -
         975,452      11,669,886
Net assets available for plan benefits                  6,360,340       729,451     3,720,190        -             -
         980,511     11,790,492

See accompanying notes to financial statements.





   SAVINGS AND PROTECTION PLAN FOR EMPLOYEES OF OWENS & MINOR, INC.

   Statements of Changes in Net Assets Available for Plan Benefits (with Fund Information)

   Years ended December 31, 1993 and 1992



                                            1993
                                                    Owens &
                                         Insurance   Minor,Inc
                                                     common
                                         contracts   stock     Mutual   Balanced    Bond      Loan
                                           fund      fund       fund    fund         fund      fund     Total

Additions to net assets attributed to
   Investment income:
      Interest and dividends           $   347,991    12,179   409,664    18,047     2,586    64,814    855,281
      Net appreciation (depreciation) in fair
         value of investments (note 4)     144,564   442,868   440,275  (10,750)   (1,608)  (27,478)   987,871

          Total investment income          492,555   455,047   849,939     7,297       978    37,336  1,843,152

   Contributions:
      Employer                             195,370    23,173   126,918    10,719     4,368     -        360,548
      Participants                       1,160,882   205,045 1,085,332    91,204    31,065     -      2,573,528
          Total contributions            1,356,252   228,218 1,212,250   101,923    35,433     -      2,934,076

   Transfer of assets to plan (note 9)      53,656    30,065    55,340    44,614    40,510     -        224,185

          Total additions                1,902,463   713,330 2,117,529   153,834    76,921    37,336  5,001,413


Deductions from net assets attributed to
   Distributions to participants (note 8)  330,362    61,834   239,647     1,338     1,360     5,059    639,600
   Administrative expenses                  68,977     7,147    41,215       534       230     -        118,103
   Transfer of assets to purchaser's
      plan (note 9)                          -         -         -         -         -         -          -

          Total deductions                 399,339    68,981   280,862     1,872     1,590     5,059    757,703

Interfund transfers (note 7)               (48,883)   29,604   186,874   125,206    71,698  (364,499)     -

          Net increase (decrease)        1,454,241   673,953 2,023,541   277,168   147,029  (332,222) 4,243,710

Net assets available for plan benefits:
   Beginning of year                     6,360,340   729,451 3,720,190     -         -       980,511 11,790,492

   End of year                         $ 7,814,581 1,403,404 5,743,731   277,168   147,029   648,289 16,034,202



                                            1992

Additions to net assets attributed for
   Investment income:
      Interest and dividends           $   367,015     6,084   597,902     -         -       157,297  1,128,298
      Net appreciation (depreciation) in fair
         value of investments (note 4)      91,281    79,435  (241,860)    -         -         -        (71,144)

          Total investment income          458,296    85,519   356,042     -         -       157,297  1,057,154

   Contributions:
      Employer                             130,850    32,175    90,779     -         -         -        253,804
      Participants                       1,100,361   327,382   869,517     -         -         -      2,297,260

          Total contributions            1,231,211   359,557   960,296     -         -         -      2,551,064

   Transfer of assets to plan (note 9)       -         -         -         -         -         -          -

          Total additions                1,689,507   445,076 1,316,338     -         -       157,297  3,608,218


Deductions from net assets attributed for
   Distributions to participants (note 8)  540,285    17,315   107,689     -         -        46,615    711,904
   Administrative expenses                  25,393     2,285    13,553     -         -         3,122     44,353
   Transfer of assets to purchaser's
      plan (note 9)                        878,977    61,084   158,460     -         -        36,666  1,135,187

          Total deductions               1,444,655    80,684   279,702     -         -        86,403  1,891,444

Interfund transfers (note 7)                 -         -         -         -         -         -          -

          Net increase (decrease)          244,852   364,392 1,036,636     -         -        70,894  1,716,774

Net assets available for plan benefits:
   Beginning of year                     6,115,488   365,059 2,683,554     -         -       909,617 10,073,718

   End of year                         $ 6,360,340   729,451 3,720,190     -         -       980,511 11,790,492


   See accompanying notes to financial statements.


Savings and Protection Plan for Employees
Of Owens & Minor, Inc.

Notes to Financial Statements

December 31, 1993 and 1992

(1)  Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the
Savings and Protection Plan for Employees of Owens & Minor, 	Inc. (the
Plan).

(a)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned: plan benefit distributions and withdrawals and administrative expenses are recognized when incurred; and realized gains and losses and unrealized appreciation and depreciation of investments are recognized as they occur.

(b)  Investments

Investments are stated at current fair value as determined by the Plan's trustee (generally based upon quoted market prices). Insurance contracts are valued at cost, plus accumulated interest, which generally approximates their fair value. Purchases and sales are recorded on a trade-date basis. Cost of investments sold is determined on the average cost method.

(c)  Administrative Expenses

Administrative expenses are paid by the Plan.

(d)  Reclassification of 1992 Amounts

Certain amounts for 1992 have been reclassified to conform to the 1993 presentation.

(2)  Summary of Significant Provisions of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)  General

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974
(ERISA). The assets of the Plan are held in trust under an agreement with Norwest Bank Minnesota, N.A. (the Trustee).

(b)  Eligibility and Contributions

The Plan is available to substantially all employees of Owens & Minor, Inc. (the Employer) who have completed six months of service and have attained age 18.

Participants may contribute up to fifteen percent of their compensation with the Employer matching 30% of the first five percent of compensation that a participant contributes to the plan. The Employer matches each employee's contribution up to one percent of the participant's compensation. The Employer may increase or decrease its contribution by providing notice of the change to the participants not later than ninety days prior to the beginning of the Plan year in which the change will take effect. Total cumulative employee contributions amounted to $13,507,209 and $10,933,681 at December 31, 1993 and 1992,
respectively.

(c)  Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer's contribution, and an allocation of Plan earnings. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Investment Options

Participants in the Plan have several investment options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 10% increments in the following investments: insurance contracts; Owens & Minor, Inc. common stock; mutual fund; balanced fund and bond fund.

(e)  Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer contributions and the earnings on those contributions are fully vested after five years of service.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with IRS Section 401(a)(9)(A). Additionally, in the case of hardship, a participant may apply for a distribution as described in the Plan agreement.

(f)  Participant Loans

Participants may borrow from their vested interest in the Plan as follows:

Vested Balance                Loan Limit

$0 to $99,999                 50% of account balance
$100,000 or more                   $50,000

No loan can be made for more than fifty percent of a participant's vested balance. A loan may not exceed five years unless the proceeds are used exclusively to purchase a principal residence. The interest rate charged is comparable to that charged by third parties for similar loans.

(3)  Investments Representing 5% or More of Net Assets Available for
Plan Benefits

 The following investments owned at December 31, 1993 and 1992, represented 5% or more of net assets available for plan benefits as of that date:


                            1993

																								Number of
																				units/face                  Fair
					Description  					amount       Cost         value

Insurance
contracts -
Hartford Life
Insurance
Administration
Fund GIC            $4,543,811   4,543,811    4,543,811

Mutual fund -
Fidelity
Magellan Fund,
Inc.                 83,289     5,315,727     5,901,036

Collective
trust funds -
NationsBank
Pooled GIC         165,969      2,333,378    2,555,109

Common stock -
Owens & Minor,
Inc.                 61,209      738,348     1,407,807




                           1992

Description
                        Number of
                    units/face amount       Cost       Fair Value
Insurance
contracts-
Hartford Life
Insurance
Administration
Fund GIC             $4,209,220         4,209,220       4,209,220

Mutual Fund-
Fidelity Magellan
Fund, Inc.               55,917         3,376,012       3,523,312

Collective trust
funds-NationsBank
Pooled GIC             111,241         1,514,852        1,613,061

(4) Net Appreciation (Depreciation) in Fair Value of Investments

During 1993 and 1992, the Plan's investments (including investments bought, sold, as well as held during these years) appreciated
(depreciated) in value $987,871 and $(71,144), respectively, as follows:

                              1993               1992

Owens & Minor,
Inc. common stock           $442,868            79,435
Mutual Fund                  440,275          (241,860)
Collective trust
    funds                    132,206             91,281
Insurance contracts          (27,478)               -

                           $987,871             (71,144)

(5) Federal Income Taxes

The Internal Revenue Service has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from taxation under the provisions of Section 501(a). Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualified status. Since receipt of the latest determination letter dated October 24, 1986, the Plan has been amended to comply with the Tax Reform Act of 1986 and subsequent legislation, and the plan sponser filed a determination letter request with the IRS in June 1994 pursuant to IRS Revenue Procedure 93-39. The plan administrator is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.

Under present Federal income tax laws and regulations, participants will not be taxed on Employer contributions allocated to their accounts or on investment earnings on such contributions or investment earnings on their own contributions at the time such contributions and investment earnings are received by the trustee under the plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(6) Party-in-interest Transaction

The Plan owns 61,209 shares of Owens & Minor, Inc. common stock as of December 31, 1993. The stock has a cost basis of $738,348 and a fair value of $1,407,807 at December 31, 1993. During 1993, 16,839 shares of Owens & Minor, Inc. common stock were purchased at a total cost of $310,481 and 14,790 shares of Owens & Minor, Inc. common stock were received in the 3 for 2 stock split; no shares were sold during 1993.

(7) Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant accounts attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 10% increments four times a year.

(8) Reconciliation to Department of Labor (DOL) Form 5500

																Balance per 1993
																	DOL Form 5500      Balance per
																																			accompanying
																																				financial
                                   statements        Difference

Line 31(k)-total
liabilities        $90,967         28,430             62,537

Line 31(l)-net
assets available
for plan benefits 15,971,665     16,034,202          (62,537)


Line 32(e)(1)-
benefit payments
to participants   $581,531        639,600          (58,069)

The above differences are due to the DOL Form 5500 including the current benefits payable as a liability of the plan and a current year expense, as opposed to as a component of net assets available for plan benefits as required for financial statement purposes.

(9) Other Matters

In May 1993, the employer acquired Lyons Physician Supply
Company(Lyons). In connection with the acquisition of Lyons, $224,185 was transferred to the Plan in 1993 from Lyons' defined contribution plan.

In February 1992, Owens & Minor, Inc. sold substantially all the assets of its wholesale drug division. In connection with this sale, the outstanding account balance of affected employees in the amount of $1,135,187 was transferred to the purchaser's plan. No significant gains or losses to the Plan resulted from this transaction.


																							                                  Schedule 1

           SAVINGS AND PROTECTION PLAN FOR EMPLOYEES
                   OF OWENS & MINOR, INC.

          Schedule of Assets Held for Investment Purposes
              December 31, 1993

                                          Face
                                        amount/
                                        number
                                       of shares                     Market
                                        or units       Cost           value
Insurance contracts:
  Hartford Life Insurance
     Administration
    Fund GIC                          4,543,811     $4,543,811      4,543,811

Corporate common stock - Owens &
  Minor, Inc. *                          61,209        738,348      1,407,807

Mutual fund - Fidelity
    Magellan Fund, Inc.                 83,289      5,315,727      5,901,036

Collective trust funds:
  NationsBank Pooled GIC               165,969      2,333,378      2,555,109
  Fidelity Balanced Fund               27,641        380,858        370,108
  Fidelity Commonwealth
         Bond Fund                     13,668        148,949        147,341

Cash equivalents - Norwest Short-Term
  Investment Fund                     468,321        468,321        468,321

                                                   $13,929,392     15,393,533

* Party-in-interest

See Accompanying independent auditors' report.


																																																								    Schedule 2

															SAVINGS AND PROTECTION PLAN FOR EMPLOYEES OF
																									OWENS & MINOR, INC.

																		Schedule of Reportable Transactions

																							Year ended December 31, 1993

																												ASSETS ACQUIRED

                                                                                                  Party-in
                 Number                                           Cost      Proceeds   Net gain   interest
 Transactions    of units              Description              (note 1)    (note 2)  or (loss) transactions

                           Regulation 2520.103-6(c)(1)(i)

                                           N/A

                           Regulation 2520.103-6(c)(1)(ii)

                                           N/A

                           Regulation 2520.103-6(c)(1)(iii)

           114   6,367,396 Norwest Short-Term Investment Fund   6,367,396      -          -
            16      26,783 Fidelity Magellan Fund, Inc.         1,898,014      -          -
             9      33,584 NationsBank Pooled GIC                 489,697      -          -

                           Regulation 2520.103-6(c)(1)(iv)

																																																										(continued)

                                           N/A

																		                               Schedule 2, Cont.

                 SAVINGS AND PROTECTION PLAN FOR EMPLOYEES OF
                            OWENS & MINOR, INC.

              Schedule of Reportable Transactions, Continued


                                   ASSETS DISPOSED OF

                                                                                                  Party-in
                 Number                                           Cost      Proceeds   Net gain   interest
 Transactions    of units              Description              (note 1)    (note 2)  or (loss) transactions

                           Regulation 2520.103-6(c)(1)(i)

             1     609,367 Norwest Short-Term Investment Fund     609,367     609,367     -

                           Regulation 2520.103-6(c)(1)(ii)

                                           N/A

                           Regulation 2520.103-6(c)(1)(iii)

           114   5,912,399 Norwest Short-Term Investment Fund   5,912,399   5,912,399     -
             1      21,973 Fidelity Magellan Fund, Inc.           308,958     330,000     1,042
             2         203 NationsBank Pooled GIC                  12,746      15,012     2,266


                           Regulation 2520.103-6(c)(1)(iv)

                                           N/A

Notes:
  (1)  Cost equaled current value at the dates the assets were acquired.
  (2)  Proceeds equaled current value at the date the assets were disposed.
  (3)  No specific expenses were incurred by the Plan in acquiring or disposing of assets.


See accompanying independent auditors' report.


                            SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Savings and Protection Plan for
                            Employees of Owens & Minor, Inc.

Date      June 29, 1994      /s/ Michael L. Roane

                            Michael L. Roane
                            Chairman of the Pension and
                            Benefits Committee